Exhibit 99.1
STATS ChipPAC Announces Expiration and Final Results
of its Tender Offer for its 6.75% Senior Notes due 2011
Singapore — 8/30/2010, United States — 8/30/2010, — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced the expiration and final results of the cash tender offer and consent solicitation in respect of its $213.0 million of 6.75% Senior Notes due 20111 (the “Existing Notes”).
As of the expiration of the tender offer for the Existing Notes, on Friday, August 27, 2010, at 5:00 p.m., New York City time, an aggregate principal amount of $164.87 million, representing 77.40%, of the Existing Notes have been validly tendered. The Company has accepted for purchase all validly tendered Existing Notes.
As previously announced, as of the Consent Deadline, on Tuesday, August 10, 2010, 5:00 p.m., New York City time, 76.49% of the principal amount of the Existing Notes were validly tendered and the related consents were validly delivered. The Company has purchased the Existing Notes tendered at or prior to the Consent Deadline on Thursday, August 12, 2010, pursuant to its early purchase option in respect of the tender offer.
The settlement date for the purchase of the Existing Notes validly tendered after the Consent Deadline is expected to be September 3, 2010. These Existing Notes will be cancelled immediately upon purchase. The terms and conditions of the tender offer and consent solicitation, including the Company’s obligation to accept and pay the Tender Consideration for Existing Notes tendered are set forth in the Company’s Offer to Purchase and Consent Solicitation Statement dated July 30, 2010 (the “Offer to Purchase”).
Credit Suisse and Deutsche Bank acted as the Dealer Managers and Lucid Issuer Services Limited acted as the Tender and Information Agent for the tender offer and consent solicitation.
No Offer to Purchase Existing Notes
This release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Existing Notes. The tender offer and consent solicitation were made solely pursuant to the Company’s Offer to Purchase and related materials.
Forward-Looking Statements
Certain statements in this release, including statements regarding the tender offer and consent solicitation in respect of the Existing Notes, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, the general business and economic conditions and the state of the semiconductor industry; prevailing market conditions; demand for end-use applications products such as communications equipment, consumer and multi-applications and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; level of competition; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; intellectual property rights disputes and litigation; our ability to control operating expenses; our substantial level of indebtedness and access to credit markets; potential impairment charges; availability of financing; changes in our product mix; our capacity utilization; delays in acquiring or

[1]	Common Codes / CUSIPs / ISINs: 020574089, 020563532, 021811157 / 85771TAA2, 85771TAC8, Y8162BAA3 / US85771TAA25, USY8162BAA36, US85771TAC80

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; returns from research and development investments; changes in customer order patterns; shortages in supply of key components; customer credit risks; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; rescheduling or canceling of customer orders; adverse tax and other financial consequences if the taxing authorities do not agree with our interpretation of the applicable tax laws; classification of the Company as a passive foreign investment company; our ability to develop and protect our intellectual property; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and changes in laws, currency policy and political instability in other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; the continued trading and listing of our ordinary shares on the Singapore Exchange Securities Trading Limited (“SGX-ST”); and other risks described from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated March 5, 2010. You should not unduly rely on such statements. We do not intend, and do not assume any obligation, to update any forward-looking statements to reflect subsequent events or circumstances. References to “$” are to the lawful currency of the United States of America.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 867-9859
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com